Exhibit 99.2

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

		As of December 31,	As of September 30,
	Notes	2021	2022	2022
		RMB	RMB	USD
				(Note 2)
ASSETS
Current assets:
Cash and cash equivalents		6,116,360	7,219,700	1,014,929
Restricted cash (including RMB657,075 and RMB626,452 from the consolidated trusts as of December 31, 2021 and September 30,2022, respectively)		2,643,587	3,009,630	423,087
Short term investments		—	30,000	4,217
Security deposit prepaid to third-party guarantee companies		874,886	549,548	77,254
Funds receivable from third party payment service providers		153,151	983,851	138,308
Accounts receivable and contract assets, net (net of allowance of RMB287,538 and RMB276,947 as of December 31, 2021 and September 30, 2022, respectively)	3	3,097,254	3,109,128	437,074
Financial assets receivable, net (net of allowance of RMB432,658 and RMB449,897 as of December 31, 2021 and September 30, 2022, respectively)	4	3,806,243	3,321,117	466,875
Amounts due from related parties (net of allowance of RMB99,962 and RMB103,840 as of December 31, 2021 and September 30, 2022, respectively)	10	837,324	518,001	72,819
Loans receivable, net (including RMB8,646,950 and RMB12,003,519 from the consolidated trusts as of December 31, 2021 and September 30, 2022, respectively)	5	9,844,481	14,002,507	1,968,441
Prepaid expenses and other assets (including RMB104,515 and RMB111,039 from the consolidated trusts as of December 31, 2021 and September 30,2022, respectively)		383,937	534,340	75,116
Total current assets		27,757,223	33,277,822	4,678,120
Non-current assets:
Accounts receivable and contract assets, net-noncurrent (net of allowance of RMB28,374 and RMB42,986 as of December 31, 2021 and September 30, 2022, respectively)	3	223,474	298,161	41,915
Financial assets receivable, net-noncurrent (net of allowance of RMB60,988 and RMB87,079 as of December 31, 2021 and September 30, 2022, respectively)	4	597,965	755,977	106,274
Amounts due from related parties (net of allowance of RMB22,055 and RMB5,450 as of December 31, 2021 and September 30, 2022, respectively)	10	140,851	72,245	10,156
Loans receivable, net-noncurrent (including RMB1,829,804 and RMB714,412 from the consolidated trusts as of December 31, 2021 and September 30, 2022)	5	2,859,349	3,289,501	462,431
Property and equipment, net		24,941	25,170	3,538
Land use rights, net	6	1,018,908	1,003,366	141,051
Intangible assets		4,961	4,835	680
Deferred tax assets		834,717	1,170,598	164,560
Other non-current assets		42,606	64,702	9,097
Total non-current assets		5,747,772	6,684,555	939,702
TOTAL ASSETS		33,504,995	39,962,377	5,617,822
LIABILITIES AND EQUITY
LIABILITIES
Liabilities including amounts of the consolidated VIEs and trusts without recourse to the Company (Note 2):
Current liabilities:
Payable to investors of the consolidated trusts-current		2,304,518	6,173,089	867,799
Accrued expenses and other current liabilities		2,258,329	2,267,693	318,787
Amounts due to related parties	10	214,057	203,324	28,583
Short term loans	7	397,576	639,764	89,937
Guarantee liabilities-stand ready	9	4,818,144	4,385,117	616,450
Guarantee liabilities-contingent	9	3,285,081	3,404,333	478,574
Income tax payable		624,112	683,342	96,063
Other tax payable		241,369	186,270	26,185
Total current liabilities		14,143,186	17,942,932	2,522,378
Non-current liabilities:
Deferred tax liabilities		121,426	196,517	27,626
Payable to investors of the consolidated trusts-noncurrent		4,010,597	3,802,348	534,526
Other long-term liabilities	8	13,177	31,067	4,366
Total non-current liabilities		4,145,200	4,029,932	566,518
TOTAL LIABILITIES		18,288,386	21,972,864	3,088,896
Commitments and Contingencies (Note 14)
SHAREHOLDERS’ EQUITY
Ordinary shares ($0.00001 par value per share 5,000,000,000 shares authorized, 315,433,018 shares issued and 310,486,975 shares outstanding as of December 31, 2021, and 315,433,018 shares issued and 312,522,703 shares outstanding as of September 30, 2022, respectively)		22	22	3
Additional paid-in capital		5,672,267	5,820,650	818,254
Retained earnings		9,642,506	12,111,262	1,702,574
Other comprehensive loss		(110,932)	(30,662)	(4,310)
TOTAL 360 DIGITECH, INC. EQUITY		15,203,863	17,901,272	2,516,521
Non-controlling interests		12,746	88,241	12,405
TOTAL EQUITY		15,216,609	17,989,513	2,528,926
TOTAL LIABILITIES AND EQUITY		33,504,995	39,962,377	5,617,822

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

		Nine months ended September 30,
	Notes	2021	2022	2022
		RMB	RMB	USD
				(Note 2)
Revenue, net of value-added tax and related surcharges:	11
Credit driven services		7,476,006	8,809,503	1,238,420
Loan facilitation and servicing fees-capital heavy (including revenue from related parties of RMB93 and RMB7,797 for the nine months ended September 30, 2021 and 2022, respectively)		1,846,102	1,724,628	242,444
Financing income		1,468,075	2,485,871	349,458
Revenue from releasing of guarantee liabilities		4,088,453	4,522,107	635,708
Other services fees		73,376	76,897	10,810
Platform services		4,737,574	3,837,872	539,520
Loan facilitation and servicing fees-capital light (including revenue from related parties of RMB1,689,299 and RMB859,581 for the nine months ended September 30, 2021 and 2022, respectively)		4,192,673	3,169,165	445,514
Referral services fees (including revenue from related parties of RMB6,360 and RMB109,000 for the nine months ended September 30, 2021 and 2022, respectively)		442,889	468,031	65,795
Other services fees (including revenue from related parties of RMB5,550 and RMB37,829 for the nine months ended September 30, 2021 and 2022, respectively)		102,012	200,676	28,211
Total net revenue		12,213,580	12,647,375	1,777,940
Operating costs and expenses:
Facilitation, origination and servicing (including costs charged by related parties of RMB79,997 and RMB96,953 for the nine months ended September 30, 2021 and 2022, respectively)		1,662,927	1,787,872	251,335
Funding costs		245,995	366,105	51,466
Sales and marketing (including expenses charged by related parties of RMB252,103 and RMB335,398 for the nine months ended September 30, 2021 and 2022, respectively)		1,462,210	1,791,761	251,882
General and administrative (including expenses charged by related parties of RMB9,693 and RMB12,710 for the nine months ended September 30, 2021 and 2022, respectively)		416,777	318,869	44,826
Provision for loans receivable		742,286	1,098,859	154,475
Provision for financial assets receivable (including provision generated from related parties of RMB807 and RMB1,426 for the nine months ended September 30, 2021 and 2022, respectively)		173,661	279,361	39,272
Provision for accounts receivable and contract assets (including provision generated from related parties of RMB127,705 and RMB11,171 for the nine months ended September 30, 2021 and 2022, respectively)		286,202	170,787	24,009
Provision for contingent liabilities		1,918,899	3,305,458	464,674
Total operating costs and expenses		6,908,957	9,119,072	1,281,939
Income from operations		5,304,623	3,528,303	496,001
Interest income, net		109,790	126,007	17,714
Foreign exchange gain (loss)		17,897	(155,241)	(21,823)
Investment gain (loss)		10,115	(8,996)	(1,265)
Other income, net		38,737	227,485	31,979
Income before income tax expense	12	5,481,162	3,717,558	522,606
Income tax expense		(1,021,956)	(579,891)	(81,520)
Net income		4,459,206	3,137,667	441,086
Net (income) loss attributable to non-controlling interests		(42)	14,505	2,039
Net income attributable to ordinary shareholders of the Company		4,459,164	3,152,172	443,125
Net income per ordinary share attributable to ordinary shareholders of 360 DigiTech, Inc.
Basic		14.54	10.12	1.42
Diluted		13.89	9.81	1.38
Net income per ADS attributable to ordinary shareholders of 360 DigiTech, Inc. (1)
Basic		29.08	20.24	2.84
Diluted		27.78	19.62	2.76
Weighted average shares used in calculating net income per ordinary share
Basic		306,641,972	311,571,575	311,571,575
Diluted		320,946,727	321,224,803	321,224,803

(1)Based on ADS ratio of 1 ADS to 2 ordinary shares.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME OR LOSS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	Nine months ended September 30,
	2021	2022	2022
	RMB	RMB	USD
			(Note 2)
Net income	4,459,206	3,137,667	441,086
Other comprehensive (loss) income, net of tax of nil:
Foreign currency translation adjustment	(20,227)	80,270	11,284
Other comprehensive income (loss)	(20,227)	80,270	11,284
Total comprehensive income	4,438,979	3,217,937	452,370
Comprehensive (income) loss attributable to non-controlling interests	(42)	14,505	2,039
Comprehensive income attributable to ordinary shareholders	4,438,937	3,232,442	454,409

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

			Additional		Other	Non-
	Number of	Ordinary	Paid-in	Retained	Comprehensive	controlling	Total
	shares	shares	capital	earnings	Income (loss)	interests	equity
		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2021	304,453,780	21	5,417,406	4,137,542	(74,391)	512	9,481,090
Issuance of ordinary shares	4,155,822	—	—	—	—	—	—
Share-based compensation	—	—	196,371	—	—	—	196,371
Other comprehensive income	—	—	—	—	(20,227)	—	(20,227)
Net income	—	—	—	4,459,164	—	42	4,459,206
Disposal of a subsidiary	—	—	939	—	—	(554)	385
Balance as of September 30, 2021	308,609,602	21	5,614,716	8,596,706	(94,618)	—	14,116,825

Balance as of January 1, 2022	310,486,975	22	5,672,267	9,642,506	(110,932)	12,746	15,216,609
Issuance of ordinary shares	2,035,728	—	—	—	—	—	—
Share-based compensation	—	—	148,383	—	—	—	148,383
Dividends to shareholders	—	—	—	(683,416)	—	—	(683,416)
Other comprehensive income	—	—	—	—	80,270	—	80,270
Net income (loss)	—	—	—	3,152,172	—	(14,505)	3,137,667
Capital injection of non-controlling interest holders to a subsidiary	—	—	—	—	—	90,000	90,000
Balance as of September 30, 2022	312,522,703	22	5,820,650	12,111,262	(30,662)	88,241	17,989,513

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	Nine months ended September 30,
	2021	2022	2022
	RMB	RMB	USD
			(Note 2)
Cash Flows from Operating Activities:
Net income	4,459,206	3,137,667	441,086
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, amortization and reduction in right-of-use assets	35,965	58,381	8,207
Share-based compensation	196,371	148,383	20,859
Investment (gain) loss	(10,115)	8,996	1,265
Provision for loans receivable, financial assets receivable and accounts receivable and contract assets	1,222,148	1,549,008	217,756
Provision for contingent liabilities	1,918,899	3,305,458	464,674
Foreign exchange (gain) loss	(17,897)	155,241	21,823
Fair value change of foreign exchange options	—	(7,377)	(1,037)
Changes in operating assets and liabilities
Funds receivable from third party payment service providers	(76,402)	(830,700)	(116,778)
Accounts receivable and contract assets	23,016	(246,178)	(34,607)
Financial assets receivable	(869,542)	49,180	6,914
Prepaid expenses and other assets	81,622	(140,606)	(19,766)
Security deposit prepaid to third-party guarantee companies	(20,297)	325,337	45,735
Deferred tax	309,622	(260,790)	(36,661)
Other assets	(8,390)	(52,376)	(7,363)
Amounts due from/to related parties	(1,038,812)	374,779	52,686
Guarantee liabilities	(1,836,938)	(3,619,233)	(508,784)
Income tax payable	(235,670)	59,230	8,326
Other tax payable	39,015	(55,099)	(7,746)
Accrued expenses and other current liabilities	688,243	169,638	23,847
Other long-term liabilities	(5,029)	13,697	1,925
Interest receivable	(40,521)	(12,598)	(1,771)
Land use rights	(1,036,178)	—	—
Net cash provided by operating activities	3,778,316	4,130,038	580,590
Cash Flows from Investing Activities:
Purchase of property and equipment and intangible assets	(17,244)	(13,086)	(1,840)
Loans provided to related parties	(50,000)	—	—
Investment in loans receivable	(30,180,828)	(41,317,180)	(5,808,277)
Collection of investment in loans receivable	24,534,751	35,695,623	5,018,011
Capital injection to an investee entity	—	(8,996)	(1,265)
Purchase of short-term investments	—	(30,000)	(4,217)
Purchase of foreign exchange options	—	(5,338)	(750)
Disposal of subsidiaries and other business units, net of cash received	(5,492)	3,349	471
Net cash used in investing activities	(5,718,813)	(5,675,628)	(797,867)
Cash Flows from Financing Activities:
Proceeds from short-term loans	150,327	190,179	26,735
Proceeds from long-term loans	—	4,193	589
Cash received from investors of the consolidated trusts	4,587,773	6,816,920	958,307
Cash paid to investors of the consolidated trusts	(3,559,968)	(3,209,480)	(451,182)
Contribution by non-controlling interests	—	90,000	12,652
Dividend to shareholders	—	(784,363)	(110,264)
Loan received from non-controlling interests	344,487	3,000	422
Loan payment to non-controlling interests	(30,168)	(90,000)	(12,652)
Cash received from a related party for investment	344,487	—	—
Cash repayment to a related party	(30,168)	(10,180)	(1,431)
Net cash provided by financing activities	1,806,770	3,010,269	423,176
Effect of foreign exchange rate changes	(2,709)	4,704	663
Net increase in cash and cash equivalents	(136,436)	1,469,383	206,562
Cash, cash equivalents, and restricted cash, beginning of period	6,774,266	8,759,947	1,231,454
Cash, cash equivalents, and restricted cash, end of period	6,637,830	10,229,330	1,438,016
Supplemental disclosures of cash flow information:
Income taxes paid	(948,001)	(781,452)	(109,855)
Interest paid (not including interest paid to investors of consolidated trusts)	(12,304)	(8,821)	(1,240)
Supplemental disclosure of significant non-cash investing and financing activities:
Payables for dividends	—	200,076	28,126
Reconciliation to amounts on consolidated balance sheet:
Cash and cash equivalents	4,224,320	7,219,700	1,014,929
Restricted cash	2,413,510	3,009,630	423,087
Total cash, cash equivalents, and restricted cash	6,637,830	10,229,330	1,438,016

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”) except for number of shares and per share data, or otherwise noted)

1.           ORGANIZATION AND PRINCIPAL ACTIVITIES

360 DigiTech, Inc. (the “Company”, previously known as “360 Finance, Inc.”) was incorporated in Cayman Islands with limited liability on April 27, 2018. The Company, its subsidiaries, its consolidated variable interest entities (“VIEs”) (together, the “Group”) are engaged in matching borrowers with credit demand to a diversified pool of financial institutions with credit to supply through a financial technology platform.

The VIE arrangements

PRC laws and regulations prohibit or restrict foreign control of companies involved in provision of internet content and certain finance business. To comply with these foreign ownership restrictions, the Company operates substantially all of its service through its VIEs in the PRC.

The VIEs hold leases and other assets necessary to provide services and generate the majority of the Company’s revenues. To provide the Company effective control over the VIEs and the ability to receive substantially all of the economic benefits of the VIEs, a series of contractual arrangements were entered into amongst Qiyue (“WFOE”), VIEs and their beneficial shareholders. In June 2022, the set of VIE agreements were terminated and replaced by a set of new VIE agreements signed by the same parties, with no material changes to the major terms.

Risks in relation to VIE structure

The following financial statement amounts and balances of the VIEs were included in the accompanying unaudited condensed consolidated financial statements after elimination of intercompany transactions and balances. The table below does not include the financial information of the consolidated trusts (see note 2 “Consolidated Trusts”):

	December 31,	September 30,
	2021	2022
	RMB	RMB
ASSETS
Cash and cash equivalents	4,605,851	6,753,079
Restricted cash	1,986,512	2,383,178
Short term investments	—	30,000
Security deposit prepaid to third-party guarantee companies	874,886	549,548
Funds receivable from third party payment service providers	153,151	983,851
Accounts receivable and contract assets, net	2,133,477	1,589,517
Financial assets receivable, net	3,806,243	3,321,117
Amounts due from related parties	608,924	317,557
Loans receivable, net	1,197,532	1,998,988
Prepaid expenses and other assets	235,780	337,254
Accounts receivable and contract assets, net-non current	217,298	297,756
Financial assets receivable, net-non current	597,965	755,977
Amounts due from related parties, non-current	121,855	70,322
Loans receivable, net-non current	1,029,545	2,575,089
Property and equipment, net	15,074	17,887
Land use rights, net	1,018,908	1,003,366
Intangible assets	3,972	4,131
Deferred tax assets	779,291	1,086,165
Other non-current assets	27,729	42,719
Total Assets	19,413,993	24,117,501

LIABILITIES
Accrued expenses and other current liabilities	1,820,609	1,699,591
Amounts due to related parties	94,057	138,542
Short term loans	150,000	150,000
Guarantee liabilities – stand ready	4,818,144	4,385,117
Guarantee liabilities – contingent	3,285,081	3,404,333
Income tax payable	449,553	644,363
Other tax payable	218,017	146,792
Deferred tax liabilities	65,542	23,810
Other long-term liabilities	10,271	22,929
Total liabilities	10,911,274	10,615,477

	Nine months ended September 30,
	2021	2022
	RMB	RMB
Net revenue	10,070,969	10,012,621
Net income	4,551,396	2,291,880

	Nine months ended September 30,
	2021	2022
	RMB	RMB
Net cash provided by operating activities	3,274,881	3,191,592
Net cash (used in) investing activities	(1,008,797)	(2,964,541)
Net cash provided by financing activities	673,400	(2,987)

The consolidated VIEs contributed 82% and 79% of the Group’s consolidated revenue for the nine months ended September 30, 2021 and 2022, respectively. As of December 31, 2021 and September 30, 2022, the consolidated VIEs accounted for an aggregate of 58% and 60%, respectively, of the consolidated total assets, and 60% and 48%, respectively, of the consolidated total liabilities.

Other than the land use right held as loan collateral as disclosed in Note 8, there are no assets of the VIEs that are collateral for the obligations of the VIEs and their subsidiaries and can only be used to settle the obligations of the VIEs and their subsidiaries. There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests that require the Company or its subsidiaries to provide financial support to the VIEs. However, if the VIEs ever need financial support, the Company or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to its VIEs through loans to the shareholder of the VIEs.

Relevant PRC laws and regulations restrict the VIEs from transferring a portion of their net assets, equivalent to the balance of its statutory reserve and its share capital, to the Company in the form of cash dividends.

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

The unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) regarding interim financial reporting, and include all normal and recurring adjustments that management of the Group considers necessary for a fair presentation of its financial position and operating results. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. Accordingly, these financial statements should be read in conjunction with the Group’s audited consolidated financial statements and notes for the six months ended June 30, 2022.

The financial information as of December 31, 2021 presented in the unaudited condensed consolidated financial statements is derived from the audited consolidated financial statements for the year ended December 31, 2021.

The operating results presented for interim periods are not necessarily indicative of the results that may be expected for any other interim period or for the entire year.

Basis of consolidation

The accompanying unaudited condensed consolidated financial statements include the financial statements of the Company, its subsidiaries, and consolidated VIEs. All inter-company transactions and balances have been eliminated.

Consolidated Trusts

For some trusts, the trust beneficial rights, or the loans receivable in the trusts, were transferred, as underlying assets, to the asset backed special plans (the “ABS plans”). The beneficial rights and loans receivable of RMB4.1 billion and RMB5.1 billion in trusts were transferred to the ABS plans for the nine months ended September 30, 2021 and 2022, respectively.

The following financial statement amounts and balances of the consolidated trusts were included in the accompanying unaudited condensed consolidated financial statements after elimination of intercompany transactions and balances:

	December 31,	September 30,
	2021	2022
	RMB	RMB
ASSETS
Restricted cash	657,075	626,452
Loans receivable, net	8,646,950	12,003,519
Prepaid expenses and other assets	104,515	111,039
Loans receivable, net-noncurrent	1,829,804	714,412
Total Assets	11,238,344	13,455,422

	December 31,	September 30,
	2021	2022
	RMB	RMB
LIABILITIES
Payable to investors of the consolidated trusts-current	2,304,518	6,173,089
Accrued expenses and other current liabilities	5,928	17,081
Other tax payable	34,448	36,485
Payable to investors of the consolidated trusts-noncurrent	4,010,597	3,802,348
Total liabilities	6,355,491	10,029,003

	Nine months ended September 30,
	2021	2022
	RMB	RMB
Net revenue	1,127,851	1,667,660
Net income	372,408	806,808

	Nine months ended September 30,
	2021	2022
	RMB	RMB
Net cash provided by operating activities	847,960	1,332,513
Net cash (used in) investing activities	(4,690,085)	(2,707,114)
Net cash provided by financing activities	1,027,804	3,607,440

The consolidated trusts contributed 9% and 13% of the Group’s consolidated revenue for the nine months ended September 30, 2021 and 2022, respectively. As of December 31, 2021 and September 30, 2022, the consolidated trusts accounted for an aggregate of 34% and 34%, respectively, of the consolidated total assets, and 35% and 46% respectively, of the consolidated total liabilities.

There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests that require the Company to provide financial support to the consolidated trusts.

The Group believes that the assets of the consolidated trusts could only be used to settle the obligations of the consolidated trusts.

Fair Value

Fair value is considered to be the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability.

Authoritative literature provides a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The carrying values of financial instruments, which consist of cash and cash equivalents, restricted cash, short-term investment, security deposits, accounts receivable and contract assets, financial assets receivable, funds receivable from third party payment service providers, loans receivable, short term loan, payable to investors of the consolidated trusts, and amounts due from/to related parties are recorded at cost which approximates their fair value due to the short-term nature of these instruments.

As of September 30, 2022, the Group’s long-term financial instruments that are not reported at fair value on balance sheet include loans receivable, payable to investors of the consolidated trusts, accounts receivable and contract assets, financial assets receivable and accounts receivable, contract assets and financial assets receivable from related parties (recorded as “amounts due from related parties”). Fair values of these financial instruments are estimated using a discounted cash flow model based on contractual cash flows. The fair values of loans receivable, accounts receivable and contract assets, financial assets receivable are classified as Level 3 fair value measurement due to the significant unobservable inputs concerning the estimation of default rate. The fair value of payable to investors of the consolidated trusts is classified as Level 2 fair value measurement.

As of September 30, 2022, the differences between fair values and carrying amount for loans receivable and payable to investors are due to the discount factor or interests in future periods, and the fair value approximates the carrying amount. For accounts receivable and contract assets, financial assets receivable, the differences are due to the discount factor solely and the fair value approximates the carrying amount.

The Group has foreign exchange options that are recorded at fair value subsequent to initial recognition on a recurring basis. The fair value of such options amount to RMB12,715, which is estimated based on interbank market quoted price and is classified as Level 2 in the fair value hierarchy. Fair value measurement on a nonrecurring basis for the nine months ended September 30, 2022 included that used in impairment of an equity-method investment which was classified as a Level 3 fair value measurement.

Convenience translation

The Group’s business is primarily conducted in China and all of the revenues are denominated in RMB. The financial statements of the Group are stated in RMB. Translations of balances in the condensed consolidated balance sheet, and the related condensed consolidated statements of operations, shareholders’ equity and cash flows from RMB into US dollars as of and for the period ended September 30, 2022 are solely for the convenience of the readers and were calculated at the rate of USD1.00 = RMB7.1135, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on September 30, 2022. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into USD at that rate or at any other rate.

3.            ACCOUNTS RECEIVABLE AND CONTRACT ASSETS, NET

The Group’s accounts receivable as of December 31, 2021 and September 30, 2022 are as follows:

		Allowance for
	Accounts	uncollectible	Accounts
As of December 31, 2021	receivable	Accounts receivable	receivable, net
Accounts receivable from loan facilitation service	502	(375)	127
Accounts receivable from post facilitation service	5,825	(1,683)	4,142
Accounts receivable from referral services	10,797	—	10,797
Total	17,124	(2,058)	15,066

		Allowance for
	Accounts	uncollectible	Accounts
As of September 30, 2022	receivable	Accounts receivable	receivable, net
Accounts receivable from referral services	10,903	—	10,903
Total	10,903	—	10,903

The movement of allowance for uncollectible accounts receivables for the nine months ended September 30, 2021 and 2022 are as follows:

	Opening			Ending
	balance as of	Current	Write off in	balance as of
	January 1,	period net	the current	September 30,
	2021	provision	period	2021
Accounts receivable from loan facilitation service	17,462	(10,904)	(6,091)	467
Accounts receivable from post facilitation service	3,958	1,845	(4,082)	1,720
Accounts receivable from referral services	1,836	—	(1,836)	—
Total	23,256	(9,059)	(12,009)	2,187

	Opening			Ending
	balance as of	Current	Write off in	balance as of
	January 1,	period net	the current	September 30,
	2022	provision	period	2022
Accounts receivable from loan facilitation service	375	—	(375)	—
Accounts receivable from post facilitation service	1,683	—	(1,683)	—
Total	2,058	—	(2,058)	—

The Group’s contract assets as of December 31, 2021 and September 30, 2022 are as follows:

		Allowance for
		Uncollectible	Contract
As of December 31, 2021	Contract assets	Contract assets	assets, net
Contract assets from loan facilitation service	3,097,872	(287,397)	2,810,475
Contract assets from post facilitation service	282,767	(26,457)	256,310
Contract assets from referral services	238,877	—	238,877
Total	3,619,516	(313,854)	3,305,662

		Allowance for
		Uncollectible	Contract
As of September 30, 2022	Contract assets	Contract assets	assets, net
Contract assets from loan facilitation service	3,130,934	(297,032)	2,833,902
Contract assets from post facilitation service	364,824	(22,901)	341,923
Contract assets from referral services	220,561	—	220,561
Total	3,716,319	(319,933)	3,396,386

The movement of allowance for uncollectible contract assets for the nine months ended September 30, 2021 and 2022 are as follows:

	Opening			Ending
	balance as of	Current	Write off in	balance as of
	January 1,	period net	the current	September 30,
	2021	provision	period	2021
Contract assets from loan facilitation service	222,526	132,648	(73,934)	281,240
Contract assets from post facilitation service	10,045	34,908	(27,959)	16,994
Total	232,571	167,556	(101,893)	298,234

	Opening			Ending
	balance as of	Current	Write off in	balance as of
	January 1,	period net	the current	September 30,
	2022	provision	period	2022
Contract assets from loan facilitation service	287,397	118,281	(108,646)	297,032
Contract assets from post facilitation service	26,457	41,335	(44,891)	22,901
Total	313,854	159,616	(153,537)	319,933

The Group’s contract assets generated from related parties and recorded in amounts due from related parties as of December 31, 2021 and September 30, 2022 are as follows:

	Accounts	Allowance for	Accounts
	receivable	uncollectible	receivable
	and contract	accounts receivable	and contract
As of December 31, 2021	assets	and contract assets	assets, net
Contract assets from loan facilitation service	953,846	(120,208)	833,638
Contract assets from post facilitation service	5,178	(1,809)	3,369
Total	959,024	(122,017)	837,007

	Accounts	Allowance for	Accounts
	receivable	uncollectible	receivable
	and contract	accounts receivable	and contract
As of September 30, 2022	assets	and contract assets	assets, net
Contract assets from loan facilitation service	443,777	(101,661)	342,116
Contract assets from post facilitation service	18,051	(6,206)	11,845
Contract assets from referral services	25,058	—	25,058
Total	486,886	(107,867)	379,019

The movement of allowance for uncollectible accounts receivables and contract assets generated from related parties and recorded in amounts due from related parties for nine months ended September 30, 2021 and 2022 are as follows:

	Opening			Ending
	balance as of	Current	Write off in	balance as of
	January 1,	period net	the current	September 30,
	2021	provision	period	2021
Contract assets from loan facilitation service	8,072	122,560	(5,209)	125,423
Contract assets from post facilitation service	227	5,145	(4,778)	594
Total	8,299	127,705	(9,987)	126,017

	Opening			Ending
	balance as of	Current	Write off in	balance as of
	January 1,	period net	the current	September 30,
	2022	provision	period	2022
Contract assets from loan facilitation service	120,208	(1,012)	(17,535)	101,661
Contract assets from post facilitation service	1,809	12,183	(7,786)	6,206
Total	122,017	11,171	(25,321)	107,867

As of December 31, 2021 and September 30, 2022, the principal of accounts receivable and contract assets by year of origination:

	2021	2020	Total
As of December 31, 2021
Loan facilitation service	2,708,137	390,236	3,098,373
Post facilitation service	249,726	38,867	288,593
Referral Service	249,674	—	249,674
Total	3,207,537	429,103	3,636,640

	2022	2021	2020	Total
As of September 30, 2022
Loan facilitation service	2,744,208	369,128	17,598	3,130,934
Post facilitation service	340,980	16,338	7,506	364,824
Referral Service	231,464	—	—	231,464
Total	3,316,652	385,466	25,104	3,727,222

The past-due balance of the Group’s accounts receivable as of December 31, 2021 and September 30, 2022 are immaterial.

The Group did not recognize any contract liabilities during the periods presented. The amount of the transaction price allocated to performance obligations that are unsatisfied as of December 31, 2021 and September 30, 2022, are RMB1,637,484 and RMB1,639,375, respectively, all of which pertain to post-origination service. Remaining unsatisfied performance obligations that will be recognized as revenue by the Group within the following 12 months are 88% and 79% of the remaining performance obligations as of December 31, 2021 and September 30, 2022, respectively, with the remainder recognized thereafter.

4.           FINANCIAL ASSETS RECEIVABLE, NET

The Group’s financial assets receivable as of December 31, 2021 and September 30, 2022 are as follows:

	December 31,	September 30,
	2021	2022
	RMB	RMB
Financial assets receivable	4,897,854	4,614,070
Allowance for uncollectible receivables	(493,646)	(536,976)
Financial assets receivable, net	4,404,208	4,077,094

The movement of financial assets receivable for the nine months ended September 30, 2021 and 2022 is as follows:

	Nine months ended September 30,
	2021	2022
	RMB	RMB
Balance at beginning of period	4,601,642	4,897,854
Addition in the current period	4,943,489	4,391,406
Collection in the current period	(4,073,947)	(4,440,585)
Write-off	(109,429)	(234,605)
Balance at end of period	5,361,755	4,614,070

The movement of allowance for uncollectible receivables for the nine months ended September 30, 2021 and 2022 is as follows:

	Nine months ended September 30,
	2021	2022
	RMB	RMB
Balance at beginning of period	390,834	493,646
Current period net provision	172,854	277,935
Write-off	(109,429)	(234,605)
Balance at end of period	454,259	536,976

The movement of financial assets receivable generated from related parties and recorded in amounts due from related parties for the nine months ended September 30, 2021 and 2022 is as follows:

	Nine months ended September 30,
	2021	2022
	RMB	RMB
Balance at beginning of period	3,149	—
Addition in the current period	—	26,859
Collection in the current period	(309)	(2,617)
Write-off	(2,840)	(3)
Balance at end of period	—	24,239

The movement of allowance for uncollectible receivables generated from related parties and recorded in amounts due from related parties for the nine months ended September 30, 2021 and 2022 is as follows:

	Nine months ended September 30,
	2021	2022
	RMB	RMB
Balance at beginning of period	2,033	—
Current period net provision	807	1,426
Write-off	(2,840)	(3)
Balance at end of period	—	1,423

The following table summarizes the aging of the Group’s financial assets receivable as of December 31, 2021 and September 30, 2022:

		31-60	Over 60		Total
	0-30 days	days	days		financial
	past	past	past		assets
	due	due	due	Current	receivable
December 31, 2021	15,594	12,038	—	4,870,222	4,897,854
September 30, 2022	33,033	36,128	—	4,544,909	4,614,070

As of December 31, 2021 and September 30, 2022, the principal of financial assets receivable by year of origination:

	2021	2020	Total
As of December 31, 2021	4,078,249	819,605	4,897,854

	2022	2021	2020	Total
As of September 30, 2022	3,041,583	1,402,475	170,012	4,614,070

5.           LOANS RECEIVABLE, NET

Loans receivable consists of the following:

	December 31,	September 30,
	2021	2022
	RMB	RMB
Loans receivable	13,652,723	18,557,814
Less allowance for loan losses	(948,893)	(1,265,806)
Loans receivable, net	12,703,830	17,292,008

As of December 31, 2021 and September 30, 2022, the accrued interest receivables are RMB86,144 and RMB151,625 (net of allowance RMB5,987 and RMB10,342, respectively), which is recorded under loans receivable.

The following table presents the aging of loans as of December 31, 2021 and September 30, 2022:

	0-30 days	31-60 days	Total amount
	past due	past due	past due	Current	Total loans
As of December 31, 2021	113,771	87,171	200,942	13,451,781	13,652,723
As of September 30, 2022	148,808	103,503	252,311	18,305,503	18,557,814

The Group has not recorded any financing income on an accrual basis for the loans that are past due for more than 60 days for the nine months ended September 30, 2022 (60 days in 2021). Loans are returned to accrual status if they are brought to non-delinquent status or have performed in accordance with the contractual terms for a reasonable period of time and, in the Group’s judgment, will continue to make periodic principal and interest payments as scheduled. For the nine months ended September 30, 2021 and 2022, the Group has charged off loans receivable of RMB314 million and RMB806 million, respectively.

Movement of allowance for loan losses is as follows:

	Nine months ended September 30,
	2021	2022
	RMB	RMB
Balance at beginning of period	421,767	948,893
Provision for loan losses	742,286	1,098,859
Gross write-off	(313,536)	(806,127)
Recoveries	31,574	24,181
Balance at end of period	882,091	1,265,806

The principal of loans receivable as of December 31, 2021 by year of origination is as follows:

	2021	2020	Total loans
Loans receivable	13,614,369	38,354	13,652,723

The principal of loans receivable as of September 30, 2022 by year of origination is as follows:

	2022	2021	2020	Total loans
Loans receivable	16,649,447	1,896,796	11,571	18,557,814

6.           LAND USE RIGHTS, NET

Land use rights represent acquired right to use the parcel of land on which the Group’s regional headquarters and affiliated industrial park stand. In 2021, the Group acquired the land use rights in Shanghai from the local authorities. Amortization of the land use right is made over the remaining term of the land use right period from the date when the land was made available for use by the Group. The land use rights are summarized as follows:

	December 31,	September 30,
	2021	2022
	RMB	RMB
Cost	1,036,178	1,036,179
Accumulated amortization	(17,270)	(32,813)
Land use rights, net	1,018,908	1,003,366

The total amortization expense for the nine months ended September 30, 2021 and 2022 amounted to RMB12,089 and RMB15,543 respectively.

7.            SHORT-TERM LOANS

Short-term loans as of December 31, 2021 represents bank borrowings of USD38,850 and RMB150,000 obtained from domestic commercial banks, the latter loan is guaranteed by Shanghai Qibutianxia Co,. Ltd. and WFOE. The short-term loan of USD38,850 bears interest rates of London InterBank Offered Rate (“LIBOR”) plus 300bps. The loan of RMB150,000 applying a fixed rate of 4.05%.

Short-term loans as of September 30, 2022 represents bank borrowings of USD38,850, RMB150,000 and USD 30,000 obtained from domestic commercial banks. The short-term loan of USD 30,000 bears interest rates of London InterBank Offered Rate (“LIBOR”) plus 330bps for the nine months ended September 30, 2022.

The weighted average interest rate for the outstanding borrowings as of December 31, 2021 and September 30, 2022 was 3.46% and 5.75%, respectively. There is one financial covenant stipulating that Qiyu shall not make dividend distribution before the loans, interest and other payable due under the contract are paid.

8.            LONG-TERM LOANS

In June 2022, Shanghai 360 Changfeng Technology, Co., Ltd. (“360 Changfeng”) signed a mortgage loan agreement of RMB1 billion with tenure of 25 years. The interest rate is based on market price quote for loans with tenure of more than five years minus 136bps. The loan is guaranteed by the land use rights owned by 360 Changfeng and is for the specific use of construction of the regional headquarters and the affiliated industrial park. The mortgage loan agreement requires the subsidiary’s registered capital to be paid in the same proportion of the total facility used. In September, the registered capital of the subsidiary has been fully paid. As of September 30, 2022, the balance of used mortgage loan is RMB4,193, which is included in other long-term liabilities.

9.            GUARANTEE LIABILITIES

The movement of guarantee liabilities during the nine months ended September 30, 2021 and 2022 is as follows:

Guarantee liabilities-stand ready

RMB
As of January 1, 2021	4,173,497
Provision at the inception of new loans	4,943,489
Released into revenue	(4,460,935)
As of September 30, 2021	4,656,051

As of January 1, 2022	4,818,144
Provision at the inception of new loans	4,418,265
Released into revenue	(4,851,292)
As of September 30, 2022	4,385,117

Guarantee liabilities-contingent

RMB
As of January 1, 2021	3,543,454
Provision for contingent liabilities	1,918,899
Net payout (1)	(2,320,195)
As of September 30, 2021	3,142,158

As of January 1, 2022	3,285,081
Provision for contingent liabilities	3,305,458
Net payout (1)	(3,186,206)
As of September 30, 2022	3,404,333
(1)	Net payout represents the amount paid upon borrowers’ default net of subsequent recoveries from the borrowers during a given period.

The following table summarizes the aging of the Group’s contractual amounts of the outstanding loans subject to guarantee:

		31-60	61-90	Over 90
	0-30 days	days	days	days
	past	past	past	past
	due	due	due	due	Current	Total loans
December 31, 2021 (RMB):	446,780	235,769	57,526	—	49,117,630	49,857,705
September 30, 2022 (RMB):	481,618	214,321	21,382	—	48,021,601	48,738,922

As of December 31, 2021 and September 30, 2022, the contractual amounts of the outstanding loans subject to guarantee by the Group were RMB49,857,705 and RMB48,738,922, respectively. The approximate term of guarantee compensation service ranged from 1 month to 36 months as both of December 31, 2021 and September 30, 2022. As of December 31, 2021 and September 30, 2022, the contractual amounts of the outstanding loans (excluding loans that are written off) that have been compensated by the Group were RMB3,129,264 and RMB3,860,296, respectively.

10.          RELATED PARTY BALANCES AND TRANSACTIONS

The table below sets forth the major related parties and their relationships with the Group, with which the Group entered into transactions during the nine months ended September 30, 2021 and 2022:

Name of related parties	Relationship with the group
360 Security Technology Inc. (“360 Group”)	Entity controlled by Mr. Zhou, the Chairman of the Group
Beijing Qifutong Technology Co., Ltd. (“Qifutong”)	An affiliate of 360 Group, ultimately controlled by Mr. Zhou, the Chairman of the Group
Shanghai Qibutianxia Information Technology Co., Ltd. (“Qibutianxia”)	Entity controlled by Mr. Zhou, the Chairman of the Group
Beijing Qicaitianxia Technology Co., Ltd. (“Qicaitianxia”)	Entity controlled by Mr. Zhou, the Chairman of the Group
Beijing Qihu Technology Co., Ltd. (“Qihu”)	An affiliate of 360 Group, ultimately controlled by Mr. Zhou, the Chairman of the Group
Jinshang Consumer Finance Co.,Ltd. (“Jinshang”)	An affiliate of an entity controlled by Mr. Zhou, the Chairman of the Group
Beijing Zixuan Information Technology Co., Ltd. (“Beijing Zixuan”)	Entity controlled by Mr. Zhou, the Chairman of the Group
Xixian New Area Financial Asset Exchange Co., Ltd. (“Xixian”)	Entity controlled by Mr. Zhou, the Chairman of the Group
Beijing Qifei Xiangyi Consultation Co., Ltd (“Beijing Qifei”)	Entity controlled by Mr. Zhou, the Chairman of the Group
Hangzhou Qifei Huachuang Technology Co, Ltd (“Hangzhou Qifei”)	Investee of the Group
Shanghai Jiehu Internet Technology Co., Ltd. (“Shanghai Jiehu”)	An affiliate of 360 Group, ultimately controlled by Mr. Zhou, the Chairman of the Group
Kincheng Bank of Tianjin Co., Ltd. (“Kincheng Bank”)	An affiliate of an entity controlled by Mr. Zhou, the Chairman of the Group
Tianjin Yujie Technology Co., Ltd. (“Yujie”)	Entity controlled by Mr. Zhou, the Chairman of the Group
Beijing Hongying Information Technology Co., Ltd. (“Hongying”)	Entity controlled by Mr. Zhou, the Chairman of the Group
Shareholders	Shareholders of the Group
Others	Entities controlled by Mr. Zhou, the Chairman of the Group

The Group entered into the following transactions with its related parties:

For the nine months ended September 30, 2021 and 2022, services provided by the related parties were RMB 341,793 and RMB445,061, respectively.

	Nine months ended September 30,
	2021	2022
	RMB	RMB
Referral service fee charged by Yujie	217,889	298,069
Bandwidth service fee charged by Qihu	79,714	96,387
Brand fees charged by Qihu	11,792	35,376
Referral service fee charged by Qihu	16,760	1,251
Rental expenses charged by Hongying	8,561	10,967
Corporate expenses allocated from Qibutianxia	5,660	—
Others	1,417	3,011
Total	341,793	445,061

For the nine months ended September 30, 2021 and 2022, services provided to the related parties were RMB 1,702,734 and RMB1,016,463, respectively.

	Nine months ended September 30,
	2021	2022
	RMB	RMB
Referral service fee charged from Kincheng Bank	—	109,000
Loan facilitation services fee charged from Kincheng Bank	1,303,832	349,553
Loan facilitation services fee charged from Jinshang	165,528	101,190
Loan facilitation services fee charged from Beijing Zixuan	37	—
Post-facilitation services fee charged from Kincheng Bank	169,274	364,455
Post-facilitation services fee charged from Jinshang	50,665	52,180
Post-facilitation services fee charged from Beijing Zixuan	56	—
Others	13,342	40,085
Total	1,702,734	1,016,463

Jinshang is an affiliate of an entity controlled by Mr. Zhou and provides funds to the borrowers through the Group’s platform. Kincheng Bank is an affiliate of an entity controlled by Mr. Zhou and provides funds to the borrowers through the Group’s platform. The Group collected service fees from Jinshang and Kincheng. Bank. The amounts from Jinshang and Kincheng Bank represent the loan facilitation service, post-facilitation service and referral service fees charged from them.

The Company has held bank deposit with Kincheng Bank which amounted to RMB320,491 and RMB2,825,298  as of December 31, 2021 and September 30, 2022. The related interest income was RMB11,954 and RMB63,553 for the nine months ended September 30, 2021 and 2022, respectively and interest receivable as of December 31, 2021 and September 30, 2022 was RMB79 and RMB 53,364, respectively.

As of December 31, 2021 and September 30, 2022, amounts due from related parties were RMB978,175 and RMB590,246, respectively, and details are as follows:

	December 31,	September 30,
	2021	2022
	RMB	RMB
Kincheng Bank	771,335	410,015
Jinshang	194,123	158,414
Shareholders (1)	10,158	3,614
Others	2,559	18,203
Total	978,175	590,246
(1)	The balance represents the ADS registration fees incurred on behalf of certain shareholders that are to be reimbursed from them.

As of December 31, 2021 and September 30, 2022, amounts due to related parties were RMB214,057 and RMB203,324 respectively, and details are as follows:

	December 31,	September 30,
	2021	2022
	RMB	RMB
Qibutianxia	9,156	1,656
Qihu	144,999	174,055
Yujie	30,165	11,340
Others	29,737	16,273
Total	214,057	203,324

Qibutianxia provided joint back to back guarantee to certain third party guarantee companies for the loans facilitated by the Group. The amounts of loans under such arrangement are RMB11,803,492 and RMB4,417,883 as of December 31, 2021 and September 30, 2022 respectively.

In September, 2020, Beijing Qifei transferred to the Group part of its interest in Hangzhou Qifei, a joint venture company established by Beijing Qifei and an independent third party. After the transfer, Beijing Qifei and the Group hold 26% and 25% of the equity interest in the investee, respectively. As part of the arrangement, the Group is responsible to assist Hangzhou Qifei in meeting certain performance targets. The Group accounted for the equity investment using alternative measurement, and the carrying amount was nil since no capital contribution has been made as of December 31, 2021. The Company made investment of RMB8,996 to Hangzhou Qifei during the nine months ended September 30, 2022, and the investment was fully impaired at the same period after considering the business forecast of the investee and the fair value of this equity investment. Thus, the carrying amount of Hangzhou Qifei is nil as of September 30, 2022. The Company is not obligated to fund its remaining unpaid share of registered capital of RMB41,004 till June 30, 2028 and given the uncertainty with regards to the financial position of the investee, the probability of future contribution and the exact amount cannot be estimated, thus no additional liabilities are accrued as of September 30, 2022.

In October 2020, the Group established a company, 360 Changfeng in Shanghai, China through Qiyu together with Shanghai Jiehu and an independent third party, Changfeng, to develop and build regional headquarter and the affiliated industrial park in Shanghai. Changfeng, Shanghai Jiehu and the Group each holds 30%, 30% and 40% of the equity interests, respectively. The shareholders execute their voting rights based on their equity interest and the stakeholders’ meeting will pass the resolutions with the approval of stakeholders representing more than half of the voting rights.

In December 2021, the Group acquired the 30% equity interest held by Shanghai Jiehu and became the controlling shareholder of 360 Changfeng. The transaction is a business acquisition under common control as both Shanghai Jiehu and the Group is ultimately controlled by Mr. Zhou, and has been retrospectively reflected for all periods presented. The impact to prior year financials was inconsequential.

Pursuant to the agreement, the shareholders is obligated to contribute initial funding for acquisition of land use rights and funds required for subsequent developments will be mainly financed by external financings with any remaining shortfall funded by the shareholders ratably in proportion to their respective equity interest ownership.

As of December 31, 2021 and September 30, 2022, shareholders of the Company have invested a total of RMB1.0 billion, of which RMB0.3 billion was funded by the Changfeng.

11.         NET REVENUE

The following table presents the disaggregation of revenue for the nine months ended September 30, 2021 and 2022:

		Nine months ended September 30,
		2021	2022
		RMB	RMB
Credit driven services		7,476,006	8,809,503
Loan facilitation and servicing fees-capital heavy		1,846,102	1,724,628
Revenue from loan facilitation services	At a point in time	1,105,164	1,235,784
Revenue from post-facilitation services	Over time	740,938	488,844
Financing income	Over time	1,468,075	2,485,871
Revenue from releasing of guarantee liabilities	Over time	4,088,453	4,522,107
Other services fees	At a point in time	73,376	76,897
Platform services		4,737,574	3,837,872
Loan facilitation and servicing fees-capital light		4,192,673	3,169,165
Revenue from loan facilitation services	At a point in time	3,432,784	2,003,965
Revenue from post-facilitation services	Over time	759,889	1,165,200
Referral services fees	At a point in time	442,889	468,031
Other services fees	At a point in time/ Over time	102,012	200,676
Total net revenue		12,213,580	12,647,375

Total revenue recognized at a point of time is RMB5,114 million and RMB3,930 million for the nine months ended September 30, 2021 and 2022. Total revenue recognized over time is RMB7,099 million and RMB8,717 for the nine months ended September 30, 2021 and 2022.

12.          INCOME TAXES

The current and deferred portion of income tax expenses included in the condensed consolidated statement of operations, which were all attributable to the Group is as follows:

	Nine months ended September 30,
	2021	2022
	RMB	RMB
Current tax	1,121,203	844,137
Deferred tax	(99,247)	(264,246)
Total	1,021,956	579,891

The effective tax rate is based on expected income and statutory tax rates. For interim financial reporting, the Group estimates the annual tax rate based on projected taxable income for the full year and records a quarterly income tax provision in accordance with the guidance on accounting for income taxes in an interim period. As the year progresses, the Group refines the estimates of the year’s taxable income as new information becomes available. This continual estimation process often results in a change to the expected effective tax rate for the year. When this occurs, the Group adjusts the income tax provision during the quarter in which the change in estimate occurs so that the year to- date provision reflects the expected annual tax rate.

The Group’s effective tax rate for the nine months ended September 30, 2021 and 2022 was 18.00% and 15.00%, respectively.

The Group did not incur any interest and penalties related to potential underpaid income tax expenses. From 2022, Beihai Borui Credit Service Co., Ltd., benefits from a preferential tax rate of 15% as it falls within the encouraged industries catalogue in western China.

13.         DIVIDENDS

Quarterly Dividend Policy

On November 15, 2021, the board of directors of the Company approved a quarterly cash dividend policy. Under the policy, the Company will declare and distribute a recurring cash dividend every fiscal quarter, starting from the third fiscal quarter of 2021, at an amount equivalent to approximately 15% to 20% of the Company’s net income after tax for such quarter. The determination to make dividend distributions and the exact amount of such distributions in any particular quarter will be based upon the Company’s operations and financial conditions, and other relevant factors, and subject to adjustment and determination by the board of directors.

The board of directors of the Company has approved a dividend of US$0.14 per ordinary share, or US$0.28 per ADS, for the third fiscal quarter of 2021 in accordance with the Company’s dividend policy, which was paid on January 18, 2022 to shareholders of record as of the close of business on December 15, 2021.

The board of directors of the Company has approved a dividend of US$0.13 per ordinary share, or US$0.26 per ADS, for the fourth fiscal quarter of 2021 in accordance with the Company’s dividend policy, which was paid on May 13, 2022 to shareholders of record as of the close of business on April 6, 2022.

The board of directors of the Company has approved and declared a dividend of US$0.11 per ordinary share, or US$0.22 per ADS, for the first fiscal quarter of 2022 in accordance with the Company’s dividend policy on May 26, 2022, which was paid on July 27, 2022 to shareholders of record as of the close of business on June 20, 2022.

The board of directors of the Company has approved a dividend of US$0.09 per ordinary share, or US$0.18 per ADS, for the second fiscal quarter of 2022 in accordance with the Company’s dividend policy, which was paid on October 28, 2022 to shareholders of record as of the close of business on September 16, 2022.

14.          COMMITMENTS AND CONTINGENCIES

Contingencies

Historically the Group has provided guarantees to certain funding partners through a subsidiary that does not hold a financing guarantee license. In October 2019, the China Banking and Insurance Regulatory Commission (“CBIRC”) and other government authorities, promulgated a new regulation pursuant to which this structure, may not deemed appropriate. The Group has ceased the business in 2020, and for existing loans, the Group will execute the contract until the expiration of the loans. The new regulation is silent with respect to any grace period that may be permitted to undertake the restructuring. Management has concluded, with the advice of the Group’s legal counsel, that it is not reasonably possible to estimate any potential financial exposure the Group may have as a result of operating the business during this intermediate time period, due to the substantial uncertainties regarding the interpretation and application of the relevant laws and regulations. As of September 30, 2022, the outstanding loan balance under this guarantee model amounted to RMB0.005 billion, constituting 0.003% of total outstanding loan balance facilitated by the Group (excluding loans delinquent for more than 180 days).

In July 2020 and in February 2021, CBIRC promulgated two regulations stating that regional banks that carry out internet lending business shall mainly serve local customers, and are not allowed to conduct the internet lending business beyond the local administrative area of their registered place, except those who have no physical business branch, conducting business primarily online as well as meeting the other conditions prescribed by the CBIRC. The Company has changed its distribution strategy so that only local borrowers would be matched to regional banks for new loans facilitated starting from January 1, 2022. The Company believed that, as advised by the Group’s legal counsel, given the lack of exact definition regarding the regional banks in the existing laws and regulations, there are uncertainties as to how the regulation will be implemented, therefore the impact to the Company’s current business operations cannot be reasonably estimated.

In September, 2021, the People’s Bank of China (“PBOC”) issued a new regulation stating that organizations that engage in credit investigation business should obtain the credit reporting business license and comply with its other provisions within an 18 month grace period from its effectiveness date of January 1, 2022. Given that the rule does not specify the legitimacy of existing data analytics or precision marketing service providers in the financial service industry, the Company has concluded, as advised by its legal counsel, that it is not reasonably possible to estimate its impact on the Company’s current business operations for credit assessment on borrowers and the potential penalties incurred by the Company thereof.

The Company and its certain current and former officers and directors are named as defendants in a putative securities class action brought by investors who purchased the Company’s securities between April 30, 2020 and July 8, 2021 and who allegedly suffered damages as a result of alleged misstatements and omissions in the Company’s public disclosure documents in connection with its compliance and data collection practices. On January 14, 2022, Lead Plaintiff filed an Amended Complaint. On March 15, 2022, the Company filed a motion to dismiss the Amended Complaint. On September 26, 2022, Lead Plaintiff notified the Court that he does not intend to file a Second Amended Complaint. The Court entered a judgment in favor of defendants on September 29, 2022. Plaintiff has until October 31, 2022 to appeal the judgment. As the Plaintiff has not appealed till such date, the judgement is final and the Company had no losses over this case.

Commitments

As of September 30, 2022, the Group has certain capital commitments that primarily related to commitments for construction of the regional headquarters and the affiliated industrial park. The total capital commitments contracted but not yet reflected in the financial statements was not less than RMB500 million (US$70 million) as of September 30, 2022. All of these capital commitments will be fulfilled in the future according to the construction progress.

15.          NET INCOME PER SHARE

Basic and diluted net income per share for each of the periods presented were calculated as follows:

	Nine months ended September 30,
	2021	2022
	RMB	RMB
Numerator:
Net income attributable to shareholders of the Company	4,459,164	3,152,172
Denominator:
Weighted average Class A and Class B ordinary shares outstanding used in computing basic income per ordinary share	306,641,972	311,571,575
Plus: incremental weighted average ordinary shares from assumed exercise of stock options and restricted shares using the treasury stock method	14,304,755	9,653,228
Weighted average Class A and Class B ordinary shares outstanding used in computing diluted income per ordinary share	320,946,727	321,224,803
Basic net income per share	14.54	10.12
Diluted net income per share	13.89	9.81

For the nine months ended September 30, 2021 and 2022, no options or restricted share units were excluded from the calculation of diluted net income per share due to the anti-dilutive effect.

16.          SUBSEQUENT EVENTS

On November 11,2022, the board of directors of the Company has approved a dividend of US$0.08 per ordinary share, or US$0.16 per ADS, for the third fiscal quarter of 2022 in accordance with the Company’s dividend policy, which is expected to be paid on January 18, 2023 to shareholders of record as of the close of business on December 12, 2022.